   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1998
                                                      REGISTRATION NO. 333-63689

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                AMENDMENT NO. 2
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                                -----------------

                            DIAMETRICS MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

            Minnesota                                   41-1663185
 (State or other jurisdiction of           (I.R.S Employer Identification No.)
  incorporation or organization)

                                2658 Patton Road
                           Roseville, Minnesota 55113
                                 (612) 639-8035
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                David T. Giddings
                             Chief Executive Officer
                                2658 Patton Road
                           Roseville, Minnesota 55113
                                 (612) 639-8035
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                                Kenneth L. Cutler
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                                 (612) 340-2740
                               Fax: (612) 340-8738

                               ------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                              --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 1998

                                   PROSPECTUS

                            DIAMETRICS MEDICAL, INC.

                                3,726,192 SHARES
                                       OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)

       This Prospectus relates to an aggregate of 3,726,192 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Diametrics Medical, Inc., a Minnesota corporation ("Diametrics" or the "Company"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.


       The Shares offered hereby were acquired by the Selling Shareholders in a private transaction in August 1998. The Shares are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), prior to their sale hereunder. This Prospectus has been prepared for the purpose of registering the Shares under the Securities Act to allow for future sale by the Selling Shareholders to the public without restriction. To the knowledge of the Company, the Selling Shareholders have made no arrangement with any brokerage firm for the sale of the Shares. Any or all of the Shares may be offered from time to time in transactions on the Nasdaq National Market at market prices prevailing at the time of sale or at prices related to the then current market price, or in transactions at negotiated prices. See "Plan of Distribution."

       The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.


       The Common Stock is traded on the Nasdaq National Market under the symbol "DMED." On December 9, 1998, the closing price of the Common Stock as reported on the Nasdaq National Market was $4.4375 per share.

                              --------------------

       FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THIS OFFERING,
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3
                               OF THIS PROSPECTUS.

                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

       NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


               The date of this Prospectus is December __, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site which provides on-line access to registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address "http://www.sec.gov." This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act, and to which reference is hereby made.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

                  (a) the Annual Report on Form 10-K for the year ended December 31, 1997;


                  (b) the Quarterly Reports on Form 10-Q for the periods ended March 31, 1998, June 30, 1998 and September 30, 1998;

                  (c) the Proxy Statement for the annual meeting of shareholders held May 13, 1998; and

                  (d) the description of the Common Stock contained in the Company's registration statement on Form 8-A filed May 4, 1994, including any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.


         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, Diametrics Medical, Inc., 2658 Patton Road, Roseville, Minnesota 55113, telephone (612) 639-8035.

                                  RISK FACTORS

         THE STATEMENTS CONTAINED IN THIS PROSPECTUS INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "PSLRA"). WHEN USED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENTS, IN FILINGS BY THE COMPANY WITH THE COMMISSION, IN THE COMPANY'S PRESS RELEASES, PRESENTATIONS TO SECURITIES ANALYSTS AND INVESTORS, AND IN ORAL STATEMENTS MADE BY OR WITH THE APPROVAL OF AN EXECUTIVE OFFICER OF THE COMPANY, THE WORDS OR PHRASES "EXPECTS," "BELIEVES," "ANTICIPATES," "INTENDS," "WILL LIKELY RESULT," "ESTIMATES," "PROJECTS" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ANY OF THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS.


         THE FOLLOWING DISCUSSION CONTAINS CERTAIN CAUTIONARY STATEMENTS REGARDING THE COMPANY'S BUSINESS AND RESULTS OF OPERATIONS THAT INVESTORS AND OTHERS SHOULD CONSIDER. THESE STATEMENTS DISCUSS MATTERS WHICH MAY IN PART BE DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND WHICH MAY HAVE BEEN DISCUSSED IN OTHER DOCUMENTS PREPARED BY THE COMPANY PURSUANT TO FEDERAL OR STATE SECURITIES LAWS. THIS DISCUSSION IS INTENDED TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS OF THE PSLRA.

EARLY STAGE OF COMMERCIALIZATION; LIMITED RELEVANT OPERATING HISTORY

         The Company was founded in 1990 and until 1995 was engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA(R) (Immediate Response Mobile Analysis) System and the Paratrend(R) 7. Marketing efforts began for both products during 1994. The Company has limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavily-regulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

ABSENCE OF PROFITABILITY; ANTICIPATED FUTURE LOSSES


         The Company has only recently begun to generate revenues and has incurred net operating losses since its inception. Net losses for the years ended December 31, 1997, 1996 and 1995 were approximately $21,037,000, $23,575,000 and $23,046,000, respectively. The Company had an accumulated deficit of approximately $115,155,000 at September 30, 1998. The Company expects to incur substantial net operating losses at least through 1999. There is no assurance that the Company will ever generate substantial revenues or achieve profitability.

NEW TECHNOLOGY; UNCERTAIN MARKET ACCEPTANCE

         The Company's success is dependent upon acceptance of its products by the medical community as reliable, accurate and cost-effective. Because the products are point of care blood testing and monitoring devices, they represent a new practice in the analysis of blood analytes. Critical or stat blood testing is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories, rather than at the point of care. Although professional awareness of point of care blood testing is increasing, most acute care hospitals have already installed costly benchtop blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures for performing blood analysis or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of analytes that can be analyzed on the products may cause certain hospitals not to consider them. The Company is unable to predict how quickly, if at all, the products will be accepted by members of the medical community or, if accepted, what the utilization of disposable cartridges and sensors may be. Therefore, the Company is unable to provide any assurance as to sales volume of the products or the related disposable cartridges and sensors.

FUTURE ADDITIONAL CAPITAL REQUIREMENTS


         The Company expects that its existing capital resources, future proceeds of up to $5 million at the Company's option from a Put Option and Stock Purchase Agreement with Johnson & Johnson Development Corporation, and the Company's $1 million receivable based credit line, supplemented with warrant and stock option exercises, capital equipment financing of approximately $1 million per year, and funding from additional potential corporate alliances should enable the Company to maintain its current and planned operations through 1999. Nonetheless, the Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products, the level of resources devoted to expanding the Company's marketing organization and manufacturing capabilities, the Company's research and development activities, the availability of financing for capital acquisitions and other factors. The timing and amount of such capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, the Company will require additional capital. The Company has no commitments for any additional financing, and no assurance exists that any such commitments can be obtained on favorable terms, if at all. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. The Company is also pursuing additional corporate strategic alliances. Such alliances may require the Company to relinquish rights to certain of its technologies, products or marketing territories.

HIGHLY COMPETITIVE MARKETS; RISK OF TECHNOLOGICAL OBSOLESCENCE


         The medical technology industry is characterized by rapidly evolving technology and intense competition. The Company is aware of one other commercially available hand-held point of care blood analysis system, which is manufactured and marketed by i-STAT Corporation. The Company expects that manufacturers of central and stat laboratory testing equipment will also compete to maintain their revenues and market share. Many of the companies in the medical technology industry and manufacturers of central and stat laboratory equipment have substantially greater capital resources, research and development staffs and facilities than the Company. Such entities have developed, may be developing or could in the future attempt to develop additional products competitive with the Company's. Many of these companies also have substantially greater experience than the Company in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing, and may therefore represent significant competition. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Although the Company believes that its products may offer certain technological advantages over its competitors' currently-marketed products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share relative to later entrants. The Company's product pricing is competitive with other point of care suppliers and is, in general, slightly higher than prices of existing high volume central and near patient labs operating near capacity, which lack the convenience and turnaround time of point of care testing. In the future, the Company may experience competitive pricing pressures that may adversely affect unit prices and sales levels.

LIMITED MANUFACTURING EXPERIENCE


         The Company must manufacture its products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. The Company has limited experience producing in large commercial quantities. Although the Company believes that, based on its manufacturing experience to date, it will be able to achieve and maintain product accuracy and reliability when producing in the quantities required for profitable operations, on a timely basis and at an acceptable cost, there can be no assurance that it will be able to do so. The Company has experienced manufacturing challenges in the past related to increased production quantities in the areas of chemical and calibration gel dispensing, air quality control, packaging and process modifications from product design changes. None of these challenges were individually material and all have been satisfactorily resolved. However, product design changes, equipment failures, manufacturing process changes and employee turnover may disrupt existing operations and impact sales in the future. The instruments are manufactured for the Company by outside vendors, and there can be no assurance that such vendors will be able to provide the Company with a sufficient quantity to meet the Company's needs.


DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

         The Company's success will depend in part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involves complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that any patents under pending patent applications or any future patent applications will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around such patents. In addition, whether or not the Company's patents are issued, others may hold or receive patents which contain claims having a scope that covers products developed by the Company. The Company also relies upon unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect meaningful rights to such unpatented proprietary technology.

RISK OF PATENT LITIGATION

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not currently a party to any patent litigation.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL


         The success of the Company and of its business strategy is dependent in large part on the ability of the Company to attract and retain key management and operating personnel (i.e., Company officers; manufacturing, research and development, sales, marketing and administrative management; scientists and engineers; and sales professionals). Such individuals are in high demand and are often subject to competing offers. In addition, the Company will have an ongoing need to expand its personnel. The loss of the services of key employees or the inability to hire additional personnel as needed may have an adverse effect on the Company. The Company maintains employment agreements with senior management and life insurance coverage on its Chief Executive Officer.

UNCERTAINTY OF GOVERNMENT HEALTH CARE POLICY AND FUTURE REIMBURSEMENT

         The willingness of hospitals to purchase the Company's products may depend on the extent to which hospitals limit capital expenditures due to cost reimbursement regulations, including regulations promulgated by the Health Care Financing Administration, and general uncertainty relating to government health care policy. In addition, sales volumes and prices of the Company's products in certain markets will be dependent in part on the level of availability of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. There can be no assurance that current reimbursement amounts, if any, will not be decreased in the future, and that any such decrease will not reduce the demand for or the price of the Company's products. Any health care reform measures adopted by the federal government could adversely affect the price of medical devices in the United States or the amount of reimbursement available, and consequently could be adverse to the Company. No prediction can be made as to the outcome of any reform initiatives or their impact on the Company.

GOVERNMENT REGULATION AND NEW PRODUCT DEVELOPMENT


         Human diagnostic products are subject, prior to clearance for marketing, to rigorous pre-clinical and clinical testing mandated by the United States Food and Drug Administration (the "FDA") and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. The Company has obtained pre-market notification clearances under Section 510(k) ("Section 501(k)") of the Food, Drug and Cosmetic Act (the "FDC Act") to market the IRMA SL System to test blood gases, electrolytes (i.e. inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen ("BUN") and hematocrit (i.e. ratio of red blood cells) in whole blood in hospital laboratories and at the point of care and the Paratrend 7 and Paratrend 7+ to monitor blood gases and temperature. In early 1998 additional pre-market notifications were obtained for the addition of glucose testing capability to the IRMA SL System, and Neotrend for blood gas monitoring of critically ill neonates. A 510(k) clearance is subject to continual review and later discovery of previously unknown problems may result in restrictions on the product's marketing or withdrawal of the product from the market. The Company's long-term business strategy includes development of cartridges and sensors for performing additional blood and tissue chemistry tests, and any such additional tests will be subject to the same regulatory process. No assurance can be given that the Company will be able to develop such additional products or uses on a timely basis, if at all, or that the necessary clearances for such products and uses will be obtained by the Company on a timely basis or at all, or that the Company will not be subjected to a more extensive prefiling testing and FDA approval process. The Company also plans to market its products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Manufacturing facilities are also subject to FDA inspection on a periodic basis and the Company and its contract manufacturers must demonstrate compliance with current Good Manufacturing Practices promulgated by the FDA. The Company will be required to expend time, resources and effort in the areas of production and quality control to ensure full technical compliance. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the manufacturing facilities of its contract manufacturers, the continued marketing of the Company's products may be adversely affected.

EFFECT OF CLINICAL LABORATORY IMPROVEMENT ACT OF 1988

         The Company's products are affected by the Clinical Laboratory Improvement Amendment of 1988 ("CLIA") which has been implemented by the FDA. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity - "waived," "moderate complexity" and "high complexity." Although the tests performed by the products have been categorized as moderate complexity tests, there can be no assurance that they will continue to be so categorized. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring that testing personnel have more education and experience than personnel conducting moderate complexity tests. Any recategorization of the tests performed by the Company's products as high complexity tests could affect the Company's ability to successfully market them. As a result of the CLIA requirements, hospitals may be discouraged from expanding point of care analysis and previously unregulated testing markets, including physician office laboratories and small volume test sites, and may be dissuaded from initiating, continuing or expanding patient testing. There can be no assurance that the CLIA regulations or future administrative interpretations of CLIA or various state regulations requiring licensed technicians to operate point of care devices will not have a material adverse effect on the Company.

PRODUCT LIABILITY RISK; NO ASSURANCE INSURANCE IS ADEQUATE

         The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects to a patient. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $2,000,000. The Company also carries umbrella liability insurance which provides coverage up to $10,000,000. There can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company.

DEPENDENCE ON CONTRACT MANUFACTURERS AND SUPPLIERS

         The Company's instruments, both monitors and IRMA analyzers, are manufactured for the Company by single vendors, generally from off-the-shelf components. A few components are supplied by a single source and manufactured to the Company's specifications. Although the Company believes that it could find alternative vendors, any interruption in supply could have a material adverse effect on the Company. Although the Company believes that alternative sources for key components are available, any interruption in supply of these components could have a material adverse effect on the Company's ability to manufacture its products.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


         Approximately 60% of the Company's sales are international. Doing business outside of the United States is subject to various risks. Changes in overseas economic and political conditions, currency exchange rate fluctuations, foreign tax laws or tariffs or other trade regulations could have a material adverse effect on the Company's ability to market its products internationally and therefore on its business, financial condition and results of operations. The Company's business is also expected to subject it and its representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or the Company's products are sold. The Company may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The Company has no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, may be unable to alter its business practices in time to avoid the adverse effect of any such changes.

         The Company markets a majority of its products through distributors in international markets, subject to receipt of required foreign regulatory approvals. There can be no assurance that international distributors for the Company's products will devote adequate resources to selling its products.

CONTROL BY EXISTING SHAREHOLDERS

         As of September 30, 1998, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, owned beneficially approximately 43% of the Company's outstanding Common Stock, assuming all vested stock options, stock purchase warrants and convertible debt held by this group are exercised or converted in accordance with the terms thereof. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, adopting or amending provisions in the Company's Articles of Incorporation and Bylaws and approving certain mergers or other similar transactions, such as sales of substantially all of the Company's assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE IN THE PUBLIC MARKET

         The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded medical device companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, regulatory developments and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock. Sales of Common Stock in the public market could adversely affect prevailing market prices.

POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF MINNESOTA LAW

         The Board of Directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO DIVIDENDS

         The Company has never paid or declared a dividend on its capital stock and does not anticipate doing so for the foreseeable future.

YEAR 2000 COMPLIANCE

         The Company is addressing the issues associated with computing difficulties that may affect existing computer systems as a result of programming code malfunction in distinguishing 21st century dates from 20th century dates (the "Year 2000" issue). The Year 2000 issue is a pervasive problem affecting many information technology systems and embedded technologies in all industries. The Company has identified teams to review its products;
its internal financial, manufacturing and other process control systems; and its interface with major customers and suppliers in order to assess and remediate Year 2000 concerns.


         Based upon its assessments to date, the Company believes it will not experience any material disruption in its operations as a result of Year 2000 problems. However, if major suppliers, including those providing component parts, electricity, communications and transportation services, experience difficulties resulting in disruption of critical supplies or services to the Company, a shutdown of the Company's operations could occur for the duration of the disruption. The Company is working on minimizing the component supply risk by evaluating alternative suppliers in cases where it is single- sourced, with completion of this evaluation expected by June 1999. The Company has not yet developed a contingency plan to provide for continuity of normal business operations in the event the other described problem scenarios arise, but it will assess the need to develop such a plan based upon the outcome of compliance areas currently under review, and the results of remaining survey feedback from its major suppliers. Assuming no major disruption in service from critical third party providers, the Company believes that it will be able to manage the Year 2000 transition without any material effect on the Company's results of operations or financial position. There can be no assurance, however, that unexpected difficulties will not arise and, if so, that the Company will be able to timely develop and implement a contingency plan.

                                   THE COMPANY

         Diametrics Medical, Inc. develops, manufactures and markets blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point of patient care. Since its commencement of operations in 1990, the Company has transitioned from a development stage company to a full-scale development, manufacturing and sales organization. The Company's goal is to be the world leader in critical care blood and tissue analysis systems.

         Blood and tissue analysis is an integral part of patient diagnosis and treatment, and access to timely and accurate results is critical to effective patient care. The Company believes that its blood and tissue analysis systems will result in more timely therapeutic interventions by providing accurate, precise and immediate or continuous test results, thereby allowing faster patient transfers out of expensive critical care settings and reducing patient length of stay. In addition, point of care testing can save money for hospitals by reducing the numerous steps, paperwork and personnel involved in collecting, transporting, documenting and processing blood and tissue samples. Moreover, point of care blood and tissue analysis could ultimately eliminate the need for hospitals to maintain expensive and capital intensive stat laboratories.

         The Company's primary product focus since its inception in 1990 has been the development, manufacturing and marketing of the IRMA(R) (Immediate Response Mobile Analysis) System, an electrochemical-based blood analysis system that provides rapid and accurate diagnostic results at the point of patient care. The IRMA(R) SL System consists of a portable, microprocessor-based analyzer that employs single-use, disposable cartridges to perform simultaneously several of the most frequently ordered blood tests in a simple 90-second procedure.

         The Company's first disposable electrochemical cartridge, introduced in May 1994, performs three of the most frequently ordered blood tests for critical care patients--the measurement of oxygen, carbon dioxide and acidity (the "blood gases"). In June 1995, the Company expanded the IRMA System test menu with the introduction of its electrolyte cartridge which measures sodium, potassium and ionized calcium. The Company further expanded its critical or "stat" test menu during the third quarter of 1996 with the release of the second-generation system, IRMA SL, and the addition of the measurement of hematocrit (i.e. ratio of red blood cells) to its electrolyte cartridge. With the addition of hematocrit, the IRMA SL System is able to perform 95% of the critical or stat tests performed annually in the United States, comprising an estimated $1.2 billion annual market. In 1997, the Company introduced its third-generation system, IRMA SL Series 2000, and a new combination testing cartridge. The combination cartridge is based upon the Company's new "snapfit" cartridge design and gives clinicians the ability to perform all critical blood gas, electrolyte and hematocrit tests using one small blood sample and one single-use cartridge. During 1998, the Company expanded the test menu of the IRMA system by integrating the Lifescan (a Johnson & Johnson company) SureStep(R)Pro glucose strip testing module into the analyzer. Also under development in 1998 are two additional blood tests, blood urea nitrogen ("BUN") and chloride, and a reusable version of the single use disposable cartridge, called IRMA-M.

         In the fourth quarter of 1996, the Company expanded its product line with the introduction of a number of new products through the acquisition of Biomedical Sensors, Ltd. (BSL), a Pfizer company. With the acquisition of BSL (now known as Diametrics Medical, Ltd.), the Company acquired a world-class continuous monitoring fiberoptic technology platform, which complements the Company's existing electrochemical sensor platform. This product line includes indwelling continuous blood and tissue monitoring systems, consisting of a monitor, calibration system and intravascular disposable sensors. Primary products include Paratrend 7+(TM), which provides direct continuous monitoring of blood gases and temperature in critically ill adult and pediatric patients, Neotrend(TM), which provides direct continuous monitoring of blood gases and temperature in critically ill premature babies, and Neurotrend, which measures oxygen, carbon dioxide and acidity in brain tissue and fluids as an indication of cerebral ischemia (i.e. deficient blood supply to the brain) and hypoxia (i.e. inadequate oxygenation of the blood) in patients with severe head injury and in patients undergoing surgical intervention in the brain.

         The Company has obtained clearances under Section 510(k) of the FDC Act to market the IRMA SL System to test blood gases, electrolytes, glucose, BUN and hematocrit in whole blood in hospital laboratories and at the point of care, and the Paratrend 7 and Neotrend to monitor blood gases and temperature. Additionally, in the first quarter of 1998, the Company received FDA clearance to market the new IRMA-M multi-use cartridge for its IRMA SL System. The Company submitted a pre-market notification for the Neurotrend monitoring system in January 1998 that is currently under review by the FDA. See "Risk Factors" for additional information regarding governmental regulation of the Company's products.


         In August 1998, the Company completed the sale in a private placement of 2,142,858 shares of the Company's Common Stock, at a price of $7.00 per share, for aggregate proceeds of $15,000,006. The purchasers of Common Stock also received warrants to purchase 714,286 shares of Common Stock at $8.40 per share. The five-year warrants are exercisable immediately, and are callable by the Company after a twelve month waiting period if the Common Stock closing price exceeds $12.10 for twenty consecutive trading days and at increasing amounts in subsequent twelve month periods. Proceeds from the sale of Common Stock and exercise of warrants will be used for product development, sales and marketing and other general corporate purposes. In addition, the Company issued Convertible Senior Secured Fixed Rate Notes to an investor group, with proceeds aggregating $7,300,000. The notes will be due in five years, require quarterly interest payments at a rate of 7% per annum, and are convertible into the Company's Common Stock at $8.40 per share. Proceeds from the notes were used to retire other debt of the Company. The closing market price of the Company's Common Stock as of the date the private placement was closed and the notes issued was $5.125.


         In October 1998, the Company entered into an exclusive Distribution Agreement with Johnson & Johnson Professional, Inc. for worldwide market development and distribution of the Company's Neurotrend Monitoring System. The term of the agreement is for six years and is renewable for two years. If minimum sales levels and marketing expenditure levels are not achieved by Johnson & Johnson, certain payments will be due to the Company. Also, Johnson & Johnson has the right of first refusal to market new continuous monitoring products developed for the neuro market. In addition, Johnson & Johnson Development Corporation has committed to purchase up to $5 million of the Company's Common Stock at the Company's option over the twelve month period ending September 30, 1999 at the then current market value, not to exceed $7.00 per share.

         The Company's principal executive office is located at 2658 Patton Road, Roseville, Minnesota 55113, and its telephone number is (612) 639-8035.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to the ownership of the Company's Common Stock by the Selling Shareholders as of August 14, 1998, and as adjusted to reflect the sale of the Shares pursuant to this Prospectus.

                                                         MAXIMUM
                                                        NUMBER OF
                                      NUMBER OF        SHARES TO BE       SHARES OWNED
                                        SHARES        SOLD PURSUANT    AFTER OFFERING (2)
                                     OWNED PRIOR         TO THIS       ------------------
NAME                                 TO OFFERING      PROSPECTUS (1)     NUMBER   PERCENT
-----------------------------------  -----------      --------------   ------------------
BCC Acquisition II LLC                 3,400,541(3)       3,400,541            0      *

Banca del Gottardo                        64,921(4)          64,921            0      *

Banca della Svizzera Italiana            404,030(5)          64,920      339,110     1.5%

Hannah S. and Samuel A. Cohn              78,238(6)          65,238       13,000      *
  Memorial Foundation

AEOW 96, LLC                              91,042(7)          30,953       60,089      *

Cynthia J. Cohn Revocable Trust           16,000(8)          16,000            0      *

Cynthia J. Cohn Descendant                13,333(9)          13,333            0      *
  Irrevocable Trust

Shelly Cohn Schmidt Descendant            13,333(10)         13,333            0      *
  Irrevocable Trust

Gerald L. Cohn Irrevocable Trust           2,667(11)          2,667            0      *
  F/B/O Blake M. Schmidt

Gerald L. Cohn Irrevocable Trust           4,000(12)          4,000            0      *
  F/B/O Clayton H. Schmidt

Florence Cohn                              3,667(13)          2,667        1,000      *

Gerald L. Cohn Revocable Trust, c/o      174,518(14)         47,619      126,899      *
  Gerald L. Cohn, Trustee

--------------------

 * Less than 1%.

(1) The Shares offered pursuant to this Prospectus consist of certain shares of Common Stock presently owned, shares of Common Stock to be issued upon the exercise of certain Common Stock warrants (the "Warrants"), and shares of Common Stock to be issued upon conversion of certain Convertible Senior Secured Fixed Rate Notes (the "Notes"). The Shares of Common Stock, related Warrants and the Notes were issued in a private placement by the Company on August 4, 1998 (the "Private Placement"). The Warrants issued in the Private Placement are currently exercisable, expire five years from the date of issuance, and have an exercise price of $8.40 per share. The Notes are due August 4, 2003, and are currently convertible at a conversion price of $8.40 per share.

(2) Assumes the sale of all Shares covered by this Prospectus and that all warrants to acquire shares of Common Stock are exercised.


(3) Includes 1,952,191 Shares presently owned and acquired through the Private Placement, 650,731 Shares issuable upon exercise of Warrants, and 797,619 Shares issuable upon conversion of Notes. Subsequent to the date of this Prospectus, the shares held by BCC Acquisition II LLC, a Delaware limited liability company, may be distributed to its two members: The Bay City Capital Fund I, L.P., a Delaware limited partnership and the managing member of BBC Acquisition II LLC, and Bay Investment Group, L.L.C., also a Delaware limited liability company. The general partner of The Bay City Capital Fund I, L.P. is Bay City Capital Management LLC, a Delaware limited liability company with two members: The Craves Group LLC and BCC Amalgamated, LLC. The managers of Bay City Capital Management LLC include Fred B. Craves, John D. Diekman, Roger H. Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn. Pursuant to the Private Placement, BCC Acquisition II LLC had the right to name two directors of the Company, effective immediately after the closing of the Private Placement. BCC Acquisition II LLC chose to name David V. Milligan and Gerald L. Cohn as such directors. Gerald L. Cohn had already been a director of the Company since June 1996.

(4) Includes 48,691 Shares presently owned and acquired through the Private Placement, and 16,230 Shares issuable upon exercise of Warrants.

(5) Includes 244,888 shares of Common Stock and 94,222 shares of Common Stock issuable upon the exercise of warrants, in each case presently owned and acquired prior to the Private Placement, 48,690 Shares presently owned and acquired through the Private Placement, and 16,230 Shares issuable upon exercise of Warrants.

(6) Includes 13,000 shares of Common Stock presently owned and acquired prior to the Private Placement, 40,000 Shares presently owned and acquired through the Private Placement, 13,333 Shares issuable upon exercise of Warrants, and 11,905 Shares issuable upon conversion of Notes.

(7) Includes 60,089 shares of Common Stock presently owned and acquired prior to the Private Placement, 14,286 Shares presently owned and acquired through the Private Placement, 4,762 Shares issuable upon exercise of Warrants, and 11,905 shares issuable upon conversion of Notes.

(8) Includes 12,000 Shares presently owned and acquired through the Private Placement, and 4,000 Shares issuable upon exercise of Warrants.

(9) Includes 10,000 Shares presently owned and acquired through the Private Placement, and 3,333 Shares issuable upon exercise of Warrants.

(10) Includes 10,000 Shares presently owned and acquired through the Private Placement, and 3,333 Shares issuable upon exercise of Warrants.

(11) Includes 2,000 Shares presently owned and acquired through the Private Placement, and 667 Shares issuable upon exercise of Warrants.

(12) Includes 3,000 Shares presently owned and acquired through the Private Placement, and 1,000 Shares issuable upon exercise of Warrants.

(13) Includes 1,000 shares of Common Stock presently owned and acquired prior to the Private Placement, 2,000 Shares presently owned and acquired through the Private Placement, and 667 Shares issuable upon exercise of Warrants.

(14) Includes 126,899 Shares presently owned and acquired prior to the Private Placement, and 47,619 Shares issuable upon conversion of Notes. Gerald L. Cohn has been a director of the Company since June 1996.


                              PLAN OF DISTRIBUTION

         The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees, but the registration of the Shares does not necessarily mean that any of the Shares will be offered or sold by the Selling Shareholders.


         The Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell the Shares from time to time in one or more types of transactions on the Nasdaq National Market at market prices prevailing at the time of sale or at prices related to the then current market price, or in transactions at negotiated prices. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule

144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares offered by them.

         Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders.

         The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act, the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchase and sales of shares of the Company's Common Stock by the Selling Shareholders.


         Whenever a particular offering of Shares is to be made pursuant to this Prospectus, to the extent required, this Prospectus will be updated to reflect the name of the Selling Shareholders for whose account Shares are to be so offered, the number of Shares so offered for such Selling Shareholders' account and, if such offering is to be made by or through underwriters or dealers, the names of such underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and those Selling Shareholders for whose account such offering is being made. In addition, upon the Company being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                     EXPERTS

         The financial statements incorporated herein and in the registration statement by reference to the Annual Report on Form 10-K of the Company have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and have been so incorporated in reliance on the report of KPMG Peat Marwick LLP and upon the authority of said firm as experts in accounting and auditing.

                               VALIDITY OF SHARES

         The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402. Members of Dorsey & Whitney LLP beneficially own 18,738 shares of the Company's common stock.

      ====================================================================

                      No dealer, salesperson or any other person
             has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                                   ----------


                                TABLE OF CONTENTS

                                                              Page
                                                              ----

               Available Information..........................  2
               Incorporation of Certain Documents by
                 Reference....................................  2
               Risk Factors...................................  3
               The Company....................................  7
               Selling Shareholders...........................  9
               Plan of Distribution........................... 10
               Experts........................................ 11
               Validity of Shares............................. 11

      ====================================================================

                                3,726,192 Shares


                            DIAMETRICS MEDICAL, INC.



                                  Common Stock




                                  ------------
                                   PROSPECTUS
                                  ------------









                              ______________, 1998


      ====================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              SEC Registration Fee...............    $ 4,466
              Accounting Fees and Expenses.......      2,000
              Legal Fees and Expenses............      5,000
              Miscellaneous .....................      1,534
                                                     -------
                    Total........................    $13,000
                                                     =======

         All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonable believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterest quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

         Provisions regarding indemnification of officers and directors of the Company are contained in the Company's Restated Articles of Incorporation and Bylaws, each of which are incorporated herein by reference.

         The Company maintains a directors and officers insurance policy.

ITEM 16. LIST OF EXHIBITS



         4.1 Form of Certificate for Common Stock (incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-78518)).

         5*       Opinion of Dorsey & Whitney LLP.

         23.1     Consent of KPMG Peat Marwick LLP.

         23.2* Consent of Dorsey & Whitney LLP (included in Exhibit 5 to this Registration Statement).

         24*      Power of Attorney.

----------
* Previously filed.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;


                  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of Minnesota on the 11th day of December, 1998.

                                                 DIAMETRICS MEDICAL, INC.


                                                 By /s/ Laurence L. Betterley
                                                   -----------------------------
                                                    Laurence L. Betterley
                                                    Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of December, 1998.


   /s/ David T. Giddings        President, Chief Executive Officer and Chairman
------------------------------  of the Board of Directors (Principal Executive
David T. Giddings               Officer)

   /s/ Laurence L. Betterley    Chief Financial Officer
------------------------------  (Principal Financial Officer)
Laurence L. Betterley

   /s/ Jill M. Nussbaum         Corporate Controller
------------------------------  (Principal Accounting Officer)
Jill M. Nussbaum

*Richard A. Norling             Director

*Mark B. Knudson, Ph.D.         Director

*Andre de Bruin                 Director

*Gerald L. Cohn                 Director

*Roy S. Johnson                 Director

*David V. Milligan              Director


*By    /s/ Laurence L. Betterley
     --------------------------------
       Laurence L. Betterley
       Attorney-in-Fact

                                  EXHIBIT INDEX



    Exhibit No.                Description
    -----------                -----------

         4.1 Form of Certificate for Common Stock (incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-78518)).

         5*       Opinion of Dorsey & Whitney LLP

         23.1     Consent of KPMG Peat Marwick LLP

         23.2*    Consent of Dorsey & Whitney LLP (included in Exhibit 5)

         24*      Power of Attorney

-------------
* Previously filed.